07021085

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference TS/am
Date 02/09/2007

SEC MAIL PROCESSING RECEIVED FEB 12 2007 WASH. D.C. 210 SECTION

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)44 625 25 25
http://www.zurich.com
Dir. phone +41 (0)44 625 2839
Dir. fax +41 (0)44 625 2839
Thiemo.Sturny
@zurich.com

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

"Zurich announces retirement of Group Chief Operating Officer Peter Eckert", dated February 9, 2007.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Thiemo Sturny

Enclosure

45674-04

News Release

ZURICH®

File No. 82-5089

Zurich announces retirement of Group Chief Operating Officer Peter Eckert

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, February 9, 2007 – Zurich Financial Services Group (Zurich) today announced that after more than 25 years of dedicated service to Zurich, its employees, its shareholders and its customers, Peter Eckert will be retiring effective February 28, 2007.

James J. Schiro, Zurich's Chief Executive Officer, said, "Peter served as an invaluable source of advice, judgement and support, and his tireless commitment to the Group and its people was exemplary. Peter's business experience, management capabilities and industry knowledge will be missed, while his passion, wit and personal charm will be remembered."

Peter Eckert first joined the Group in 1980 as CEO of Zurich's Portuguese subsidiary, followed by an assignment as CEO of Zurich Australia. In 1991, he became a member of the Group Executive Committee with responsibilities over Asia, Australia, Latin America and Southern Europe. Three years later, he was appointed CEO of Zurich's Swiss operations, which he ran until 2001. In 2001, he was asked to build up a European Business Division, but had to hand over this project in early 2002 when he was appointed Group Chief Operating Officer. In that role, Mr. Eckert applied his 20 years of hands-on operational experience and enthusiastic leadership style to overseeing implementation of the Group-wide performance metric "Business Operating Profit".

He also lent his expertise, intellect and extensive language skills to many other aspects of the Group's operations, ranging from overseeing Group IT,

ZURICH®

Reinsurance, Discontinued Operations, the Centre runoff and Zurich's efforts in China. Outside the Group, he contributed to various industry bodies, culminating with his chairmanship of the European Insurance Association (known as the CEA) between 1998 and 2001.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.